UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-32421

NOTIFICATION OF LATE FILING

(Check One):	[	] Form 10-K	[	] Form 20-F	[	] Form 11-K
[ X ] Form 10-Q	[	] Form N-SAR	[	] Form N-CSR

For Period Ended:	March 31, 2009

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:         n/a

PART I – REGISTRANT INFORMATION

NEW PEOPLES BANKSHARES, INC.
Full Name of Registrant

n/a
Former Name if Applicable

67 Commerce Drive
Address of Principal Executive Office (Street and Number)

Honaker, VA 24260
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Although New Peoples Bankshares, Inc. (the “Company”) has completed a substantial part of the information required for its quarterly report on Form 10-Q for the quarter ended March 31, 2009, the Company and its auditors do not expect, without unreasonable effort or expense, to complete the disclosures for the Form 10-Q on or before the fifth day following the prescribed due date. The Company’s annual report on Form 10-K for the year ended December 31, 2008, remains incomplete as was described in the Company’s Form NT 10-K/A filed March 31, 2009.

The Company is working diligently to complete the assessment of the effectiveness of its disclosure controls and procedures as of March 31, 2009 and the assessment of the effectiveness of its internal control over financial reporting as of December 31, 2008, as required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002. However, it is unable to complete these assessments at this time and is not able to predict when its assessments will be completed. The Company expects to file a complete Form 10-Q for the quarter ended March 31, 2009 and a complete Form 10-K for the year ended December 31, 2008 as soon as practicable after it completes these assessments. The Company believes that there will be no material changes to the operational results that it has previously reported.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Todd Asbury                                                        276                         873-7002

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐	Yes	☒	No

The Company’s annual report on Form 10-K for the year ended December 31, 2008 has not been filed as of the date of this Form 12b-25.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net income after tax was $906,000 or $0.09 per basic share and per diluted share for the quarter ended March 31, 2009 as compared to $766,000, or $0.08 per basic share and $0.07 per diluted share for the quarter ended March 31, 2008.

The increase in net income after tax was attributable in part to an increase in net interest income. Net interest income for the quarter ended March 31, 2009 was $7,383,000 as compared to $6,721,000 for the quarter ended March 31, 2008, an increase of $662,000, or 9.85%. Net interest income rose as a result of increased loan production and a decrease in the cost of funds. The net interest margin improved to 3.99% for the first quarter of 2009 from 3.88% for the first quarter of 2008.

NEW PEOPLES BANKSHARES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2009	By:	/s/ C. Todd Asbury
C. Todd Asbury

Senior Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).